UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM RW

REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Date of report: September 16, 1998

Superior Holdings, Inc.
(Commission file number: 0-24237)
(Exact names of registrants as specified in their charters)

Colorado                                  05-0485447
(State of Incorporation of registrant)    (I.R.S. Employer Identification No.)

360 Thames Street
Newport, Rhode Island 02840
(Address of principal executive office)

(401) 841-9444
(Registrant's telephone number)

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NARRATIVE

Superior Holdings, Inc. (the "Company") requests that the Commission permit the withdrawal of the Form 10SB12G Registration Statement, file number 0-24237, which was filed May 14, 1998. The Company no longer intends to pursue the registration of its common equity covered by the Registration Statement. See letter dated September 16, 1998 to Branch Chief of the Securities and Exchange Commission, attached as an exhibit hereto.


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


                              SUPERIOR HOLDINGS, INC.



Date: September 16, 1998      By: /s/ Mark T. Thatcher

                              Mark T. Thatcher
                              Vice President, General Counsel
                              and Secretary


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Exhibit

September 16, 1998
Office of Small Business Policy
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

Enclosed herewith for filing please find one Form RW
Statement to Withdraw a Registration Statement, filed pursuant to Section 12 of the Securities Exchange Act of 1934 (the
"Exchange Act"), on behalf of Superior Holdings, Inc.
(the "Registrant"), whose corporate address is as follows:

C/O Mark T. Thatcher, Esq.
Superior Holdings, Inc.
360 Thames Street
Newport, RI  02840
(401) 841-9444

Please be advised that this Form RW is being filed pursuant to Comment No. 38 of the Staff's July 22 letter. At the time of filing of Form 10SB12G, the Registrant presumed that Mr. Werner (officer and director of the Registrant) would be offered a settlement in the Aqua Buoy matter by consent decree that would not bar him from serving as an officer and director of a Section 12 issuer. Since that time, the Northeast Regional Office of the S.E.C.
determined that they would be unable to offer a settlement on those terms and would instead be forced to seek at least a five (5) year bar from serving. Therefore, in light of on-going developments in the S.E.C. v. Chester Holdings, Inc. et. al., Mr. Werner and my office have agreed to totally divest his interest in the Registrant and withdraw the Form 10SB12G.

Please do not hesitate to contact my office with any questions regarding this filing. Thank you for your assistance with respect to your review.

Respectfully,

/s/ Mark T. Thatcher, Esq.

MARK T. THATCHER, P.C.

cc:  Gerald A. Gross,
     Staff Attorney
     S.E.C., Northeast Regional Office